United States securities and exchange commission logo





                 February 6, 2023

       Amanda Long
       Chief Executive Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 30,
2023
                                                            File No. 333-269465

       Dear Amanda Long:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
       Legal Branch Chief, at 202-551-7951 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Tim Cruickshank, Esq.